March 29, 2016

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Attn:	Amanda Ravitz Laurie Abbott Kristin Lochhead Gary Todd

Re:	iRhythm Technologies, Inc. Draft Registration Statement on Form S-1 File No. 377-01262 Initially filed February 10, 2016 CIK No. 0001388658 DRS/A filed on March 30, 2016

Ladies and Gentlemen:

On behalf of iRhythm Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 8, 2016 relating to the Company’s Draft Registration Statement on Form S-1 (File No. 377-01262) confidentially submitted to the Commission on February 10, 2016 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR an Amended Draft Registration Statement (“DRS/A”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of DRS/A.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in DRS/A. Except as otherwise specifically indicated, page references herein correspond to the page of DRS/A. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission

March 29, 2016

Prospectus Cover Page

1.	Refer to the qualitative claims in the center of your graphic under “Addressing Prevalent Healthcare Challenges.” Since these non-graphical statements require significant additional text to qualify and/or explain their meaning, they appear to be inappropriate for a cover-page or gatefold graphic. In addition, since you are likewise unable to provide a balanced and meaningful summary of the studies, tests and publications about your products here, please remove textual references to “proven” results.

RESPONSE TO COMMENT 1:

The Company has revised the graphic on the prospectus cover page to remove the above-referenced qualitative claims in the center of the graphic under “Addressing Prevalent Healthcare Challenges” and removed references to proven results.

Prospectus Summary, page 1

2.	Refer to the first full paragraph on page 2. With respect to the peer-reviewed articles you reference, please tell us (1) whether they relate exclusively to the studies you discuss later in your disclosure starting on page 79, and if not, what other data they address, (2) whether they are based upon data you provided or that was provided by unrelated third parties and (3) whether there are other peer-reviewed articles or other information available about your product, especially those that address any negative findings relating to your product.

RESPONSE TO COMMENT 2:

The Company advises the Staff that the first full paragraph on page 2 refers to 17 peer-reviewed publications in scholarly journals (three additional publications were released since the initial Registration Statement submission, increasing the total number of publications from 14) which demonstrate or review the utility of the ZIO Service in a variety of clinical settings. The publications do not relate exclusively to the studies presented in the Registration Statement but provide data on the use of the ZIO Service in clinical studies and the performance of the ZIO Service in a variety of clinical settings. These publications represent, to the best of the Company’s knowledge, the full body of peer-reviewed journal publications in which the ZIO Service is either utilized or reviewed. The 17 publications include the data discussed later in the “Clinical Results and Studies” section beginning on page 74, and the studies discussed in such section are a subset of these 17 publications. Our full body of peer-reviewed publications includes 13 articles of original research and four review articles. Depending on the specific research study, the data analyzed may include prospective data gathered at the time of the study and/or retrospective data supplied by the Company or other sources. All of the research or reviews were conducted by a principal investigator or primary author who was not an employee of the Company, and the peer-review process by the journals ensures the integrity and objectivity of the publications. Although certain of such investigators and primary authors may have served as consultants to the Company on other matters in the past, they were not compensated by the Company for purposes of conducting clinical studies or writing articles regarding the ZIO Service. The Company has described all studies where the ZIO Service is prospectively compared to other products and the Company is not aware of any negative findings related to the ZIO Service in the peer-reviewed literature.

U.S. Securities and Exchange Commission

March 29, 2016

3.	Please revise here and throughout to explain why having the “world’s largest repository of ambulatory ECG patient data” would provide you with an advantage, especially in light of the protections provided to individual healthcare data by various state and federal laws.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure on pages 1 and 63 regarding the repository of ambulatory ECG patient data to explain how the data provides certain advantages to the Company.

4.	Refer to the first full paragraph on page 2. Where you cite numerical or percentage improvements resulting from use of your product, please indicate the baseline data against which you are measuring such improvements.

RESPONSE TO COMMENT 4:

The Company has revised the disclosure on page 2 to provide the baseline data that exists in the publications against which numerical or percentage improvements were measured. The Company respectfully advises the Staff that there is no additional baseline data in the publications that would be relevant or helpful to an investor.

5.	Further, when you discuss your clinical studies here and starting on page 79, provide a balanced view by summarizing the studies’ limitations. As examples only, certain studies included a small sample size, and it appears you only compared your product to the Holter monitor, though you indicate it has advantages over event monitors as well.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure on pages 74 and 75 to provide a balanced view by summarizing the limitations of the referenced clinical studies.

6.	Please provide objective support for your statement on page 1 that you believe there to be an existing $1.4 billion market opportunity for your ZIO Service.

RESPONSE TO COMMENT 6:

The Company respectfully advises the Staff that the existing $1.4 billion market opportunity for the ZIO Service was calculated by multiplying (a) $317.77, the current Medicare reimbursement rate for the ZIO Service by (b) 4.6 million, the number of ambulatory cardiac monitoring diagnostic tests performed annually in the United States as estimated by Frost and Sullivan in its December 2014 report, Analysis of the North American Cardiac Monitoring Products and Services Markets. We believe that this calculation produces a relatively conservative estimate of the market opportunity for the ZIO Service since government payors such as Medicare represent approximately 35% of the market, the average sale price for the ZIO Service is increasing quarter by quarter, and recent contracts with commercial payors include pricing terms significantly above the Medicare reimbursement rate. We are hopeful that our average sale price will increase commensurate with increased adoption of the ZIO Service and additional clinical evidence supporting the benefits of the ZIO Service.

U.S. Securities and Exchange Commission

March 29, 2016

Emerging Growth Company Status, page 5

7.	You indicate on page 5 that you are an emerging growth company as defined in the JOBS Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 7:

The Company advises the Staff that as of the date of this letter, neither the Company nor anyone authorized to act on its behalf has made any written communications to potential investors in reliance on Section 5(d) of the Securities Act. If and when such communications are made, the Company will supplementally provide to the Staff copies of the communications.

Risk Factors, page 10

8.	Refer to your statement in the first paragraph on page 19 and the last paragraph on page 81 that LifeWatch AG “claim[s] to have [a] patch-based monitor” in its pipeline. It appears that LifeWatch may have recently received FDA approval for a patch-based monitor. Please revise as appropriate.

RESPONSE TO COMMENT 8:

The Company has revised the disclosure on pages 18 and 77 to state that LifeWatch received approval for a mobile cardiac monitoring patch in January 2016.

Use of Proceeds, page 44

9.	Please disclose the approximate amount of proceeds that you currently intend to use for each purpose stated in the first sentence of the second paragraph on page 44, consistent with Item 504 of Regulation S-K. You mention that you may use proceeds to sponsor clinical trials and studies. Please provide additional details about any trials or studies needed at this time to support continued commercialization of your product or that you view as necessary to your business on a going forward basis.

RESPONSE TO COMMENT 9:

The Company has revised the disclosure on page 43 to state that the Company cannot specify with certainty the allocations or all of the particular uses for the net proceeds of the offering and clarified that management and our board of directors will have broad discretion over such allocations.

U.S. Securities and Exchange Commission

March 29, 2016

Management’s Discussion and Analysis, page 52

10.	Refer to the final paragraph on page 53. Please revise as appropriate to discuss whether you have been able to increase contract pricing in the past and to discuss the basis for your belief that you will be able to increase contract pricing in the future, particularly given the entrance of more competitors to the market.

RESPONSE TO COMMENT 10:

The Company has revised the disclosure on pages 51 and 52 to list the factors that the Company expects to contribute to an increase in contract pricing.

Revenue, page 55

11.	We assume by “covered lives” you mean users of your product. It is unclear how the term relates to your business, since your product does not appear to be an on-going monitoring device. Please revise to clarify.

RESPONSE TO COMMENT 11:

The Company has revised the disclosure on page 53 to remove the reference to “covered lives.”

Revenue Recognition, page 61

12.	We reference the disclosure that when you cannot reasonably estimate reimbursement, you recognize revenue upon the earlier of notification of payment or when payment is received. Please revise to disclose how you assess whether you can reasonably estimate reimbursement when revenue is recognized on an accrual basis.

RESPONSE TO COMMENT 12:

The Company has revised its disclosure on page 57 in response to the Staff’s comment.

13.	We see that material costs of your product include amortization of the re-usable printed circuit board assemblies, or PCBAs, over the anticipated number of uses of the board. We also note the discussion about PCBA estimates on page F-11. Please tell us why you do not include a discussion of the estimates involved in determining the usage of the PCBAs within Critical Accounting Policies and Estimates.

RESPONSE TO COMMENT 13:

The Company has revised its disclosure on page 58 to include an additional Critical Accounting Policy in response to the Staff’s comment.

U.S. Securities and Exchange Commission

March 29, 2016

Stock-Based Compensation, page 62

14.	Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, please discuss for us each significant factor contributing to the difference.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment and respectfully submits that at this time it is unable to provide an estimated IPO price range. As soon as the Company is able to provide such an estimate, it will advise the Staff supplementally and ultimately submit an amendment to the Registration Statement setting forth such estimate.

Business, page 66

15.	Please balance your discussion in the last paragraph on page 66 with a discussion of other comparable technologies on the market that, like the ZIO Service, also do not have the limitations of traditional ambulatory cardiac monitors.

RESPONSE TO COMMENT 15:

The Company has revised the disclosure on page 62 in response to the Staff’s comment but respectfully advises the Staff that it is unaware of technologies that are comparable to the ZIO Service in this regard.

16.	Please balance your discussion of the limitations of traditional ambulatory cardiac monitors on page 70 and the discussion of the key benefits of your product beginning on page 71 with a discussion of any limitations of your product.

RESPONSE TO COMMENT 16:

The Company has revised the disclosure on pages 67 and 69 to provide a balanced discussion regarding the limitations of the ZIO Service.

17.	Please provide a source for the data depicted in the graph on page 73.

RESPONSE TO COMMENT 17:

The Company respectfully advises the Staff that the Medicare cost of monitoring for each device depicted in the graph on page 70 was derived from the combined reimbursement for hospital outpatient and physician payment rates. Medicare 2016 hospital outpatient payment rates were calculated using the Hospital Outpatient Prospective Payment System (HOPPS) CY 2016 Final Rule, Addendum B, published in the Federal Register on October 30, 2015. Medicare 2016 national average physician payment rates were calculated using Medicare Physician Final Rule for CY 2016, Addendum B, released on October 30, 2015.

U.S. Securities and Exchange Commission

March 29, 2016

The diagnostic yield for Holter monitors, event recorders and mobile cardiac telemetry was derived from the study conducted by Tsang et al published in Medical Devices: Evidence and Research in December 2013. The diagnostic yield for implantable loop recorders was derived from the study conducted by Giada et al published in the Journal of the American College of Cardiology published in February 2007. Diagnostic yield for the ZIO Service was derived from Company data.

Clinical Results and Studies, page 79

18.	We note that you only discuss a “few” of the clinical studies related to your product. Explain why you chose the ones you discuss and tell us why you think it is appropriate to omit others. Also explain any negative findings in connection with the ones you do not describe.

RESPONSE TO COMMENT 18:

The Company respectfully advises the Staff that the discussion of clinical studies in the Registration Statement focuses on a subset of studies that best highlight the value of the ZIO Service as compared to traditional cardiac monitoring solutions. A total of 17 clinical studies have been conducted and review articles written regarding the ZIO Service. Space and narrative considerations prevent the Company from discussing each study and article. The studies not described in the Registration Statement did not reach any negative conclusions regarding the ZIO Service.

19.	Refer to the first full paragraph after the chart on page 79. Explain what you mean by “diagnostic yield” and how the number of events cited relates to the benefits of such yield.

RESPONSE TO COMMENT 19:

The Company has revised the disclosure on pages 2 and 75 to define diagnostic yield and explain how an increase in the number of events detected relates to the benefits of diagnostic yield.

20.	Explain why it is appropriate to indicate a percentage advantage of your product over Holter monitor with a 74 person sample size.

RESPONSE TO COMMENT 20:

The Company respectfully advises the Staff that when citing results from clinical trials, it is standard practice to indicate changes in percentage terms, particularly when the results show a statistically significant change, suggesting that the result is generalizable to a broader population.

U.S. Securities and Exchange Commission

March 29, 2016

The Company follows the conventions used by the authors of the study who also cite the percentage changes. The Company has revised the disclosure on pages 2 and 75 to include the percentage, actual numbers, and p-values where appropriate.

Competition, page 81

21.	We note your list of principal competitive factors on pages 81 and 82 and your statement on page 82 that you compete favorably based on these factors. Please balance this discussion by describing for which of these factors you compete less favorably.

RESPONSE TO COMMENT 21:

The Company has revised the disclosure on page 78 to remove the reference to competing favorably based on the listed principal competitive factors.

22.	Please disclose in your discussion of intellectual property on page 82 the duration of each individual patent, as required by Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE TO COMMENT 22:

The Company has revised the disclosure on page 78 to include the duration of each individual patent.

Management, page 91

23.	Please indicate which of your directors is currently serving as chair.

RESPONSE TO COMMENT 23:

The Company has revised the disclosure on page 91 to clarify that there is currently no Chairperson of the Company’s board of directors.

Principal Stockholders, page 115

24.	Please identify the natural person or persons who exercise the sole or shared voting and/or dispositive powers.

RESPONSE TO COMMENT 24:

The Company has revised the disclosures on pages 111 and 112 to identify the natural person or persons who exercise the sole or shared voting and/or dispositive powers over the listed principal stockholders.

* * * *

U.S. Securities and Exchange Commission

March 29, 2016

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (650) 565-3564. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip Oettinger Philip Oettinger

cc:	Kevin M. King

650 Townsend Street, Suite 380

San Francisco, CA 94103

Alan Denenberg

Tyler Pender

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025